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                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
                  Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
                  File No. 132-01854

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The following communication was delivered by the Chairman of the Board of the
CBOT to CBOT members on January 11, 2001 and is currently available on the CBOT's intranet site, MemberNet.

                          Member Information Meeting

                               January 11, 2001



        Let me begin by saying that I'm happy you elected me as your Chairman. It is a tremendous responsibility and I take it seriously. I won't be able to succeed without your help.

        I've been pretty busy ever since December 6, the day of the election. I have been at the Exchange just about every day talking to members and CBOT employees.

        I have also talked to the leaders of all the Chicago exchanges -- CME, CBOE and Chicago Stock Exchange. Although these were basically "get acquainted" meetings, I learned some pretty important things at each exchange.

        For example, at the CME they made some important commitments to members to ensure that everyone signed on to their restructuring plan.

        That exchange stated that an open outcry pit would continue to be supported as long as it made a "liquid" market. That meant essentially that it had to maintain at least 30% of the volume in its product. The definition is a little more technical than that, but that's the basic meaning.

        This is better than simply leaving it to the Board of Directors. It sets a clear performance standard.

        Remember that it doesn't mean that a pit will be closed if it falls below 30%; the Board of Directors will make a review and consider it.

        But if it stays above 30%, it stays open unless the members vote otherwise. This would remove the "doom and gloom" that comes from no guidelines. This has a bad effect on keeping employees as well as bringing in new traders.

        I feel we must have this as a core right in our restructuring or members will not vote for it.

        I also learned some pretty important things from Bob Forney at the Chicago Stock Exchange. His message is to pay attention to your core business and concentrate on building value. For us, this means to recognize the importance of open outcry markets and do what we can to make them as competitive and technically efficient as possible. The customer will choose how he wants to trade and it is up to us to see that he has a fair choice between the two platforms.

        Many of you have asked me about hiring a new CEO and whether we are getting closer.
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As you can imagine, I can't talk about this in detail.  It's unfair to the candidates and makes it difficult to get the best person for the job.

        But the answer is Yes.  We are close.

        No one wants a new CEO more than I do. It makes the Chairman's job much easier.

        I promised this would be done by the end of the 1st Quarter, 2001. It will be done sooner.

        In my January 2 letter to members I said I would keep the promises made
in my campaign.   I looked through my letters to the members and other materials and found 10 promises.  They were:

        1.      A permanent CEO by end of 1st Quarter, 2001.

        2. Have regular communication with members, with monthly information meetings.

        3. Include in our restructuring "core rights" provisions that keep open outcry pits open if they are "liquid"

        4. Review our clearing relationship, considering both CBOT and FCM interests

        5. Review the technical efficiency of open outcry ( in other words, "electrify open outcry").

        6.      Protect the CBOE exercise right.

        7.      Continue to have a Member Chairman.

        8.      Ensure that Member Fee Preference is continued.

        9. Review finances and run the exchange in an efficient manner. Stop wasting money.

        10. Most importantly, with regard to restructuring and overall vision: Look at member profits and exchange profits as part of an overall business plan. Offer and support two platforms and give customers a choice between electronically assisted and technically efficient open outcry and an electronic platform.

        Let me say a few specifics about restructuring.

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I am committed to this and we will be taking action in the near future.

        Our plans must include "core rights" provisions on open outcry pit closures and member fee preference. They keep value in our seats.

        Overall, we have to look at both member profits and exchange profits as part of an overall business plan. The customer will decide where he wants his orders filled and right now we should provide both platforms.

        I am here to increase the overall value of our enterprise. That is what "for profit" means to me.

        As to the other promises, I have taken steps on all of them. Most of them are "ongoing" in that they are continual parts of the program. The CEO promise, of course, can be checked off when it happens.

        Regular communication is easy to keep. I will have one meeting per month with members, and this, of course, is the first such meeting. Next month it will be the Annual Meeting. In between such meetings, I will be available and send out occasional letters.

        Communication goes two ways.  I learn from the members.

        With me today I have Carol Burke, our Executive Vice President and General Counsel, and Charlie Carey, our Vice Chairman. Having other people here makes this a true information meeting. So we're ready for your questions.

The CBOT urges its members and membership interest holders to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention: Office of the Secretary, Telephone: (312) 435-3605,
Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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